EXHIBIT 11

                   Attached and Made Part of Part II
 Of 10Q for the Quarters Ended December 28, 1996 and December 30, 1995
          (dollars and shares in thousands, except per share)


                          Three months ended
                                             December 28,  December 30,
                                                     1996          1995
Primary
   Weighted common average shares
   outstanding applying the
   treasury stock method                            5,877         5,310

   Increase in weighted average shares due
   to applying the treasury stock
   method for stock options and warrants               79           131

Primary weighted average shares                     5,956         5,441

Primary net income                                 $1,761          $493

Net income per share                                 $.30          $.09

Fully diluted
   Weighted common average shares
   outstanding applying the
   treasury stock method                            5,877         5,310

   Increase in weighted average shares due
   to applying the treasury stock
   method for stock options and warrants               79           190

   Shares issuable from assumed exercises
   of conversion of 6 1/2% convertible
   subordinated debentures                            371           729

Fully diluted weighted average shares               6,327         6,229

Net income                                         $1,761          $493

Interest on 6 1/2% convertible subordinated
debentures, net of income tax effect                   43            99

Net income, as adjusted                            $1,804          $592

Total fully diluted net income per share             $.29         $.10*


* This calculation is submitted in accordance with Regulation S-K item 601 (b)(11) although it is contrary to paragraph 40 of APB Opinion No. 15 because it produces an anti-dilutive effect..